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                            February 9, 2021

       Nelson Grist
       Chief Executive Officer
       Perk International, Inc.
       2375 East Camelback Rd., Suite 600
       Phoenix, AZ 85016

                                                        Re: Perk International,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed January 20,
2021
                                                            File No. 000-56184

       Dear Mr. Grist:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form 10-12G filed January 20, 2021

       Business
       Corporate History, page 1

   1. We note your revised disclosures in response to our prior comment 1, and re-issue our comment in part. Please
revise your disclosure to clarify what "three hemp seed derived food products" you are
referring to on page 1. Further, as requested in prior comment
                                                        1, please revise your
disclosure to explain any uncertainty concerning the FDA   s GRAS
                                                        designation as it
relates to these hemp seed products.
 Nelson Grist
FirstName  LastNameNelson     Grist
Perk International, Inc.
Comapany9,NamePerk
February    2021       International, Inc.
February
Page 2 9, 2021 Page 2
FirstName LastName
Risk Factors
Risks Related to our Business
U.S. Federal and foreign regulation . . ., page 5

2. We note your amended disclosure and partially re-issue our prior comment 2. As requested in prior comment 2, please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived
         CBD products and oils, some of which you previously disclosed but recently deleted.
         Please also revise your Business disclosure to address your need for any government approval related to your CBD and CBD-derived products. Refer to Item 101(h)(4)(viii)
         and (ix) of Regulation S-K.
General

3. Your Form 10 registration statement under Section 12(g) became automatically effective
         60 days after it was filed. You are delinquent in meeting the requirement to file your
         Forms 10-Q for the periods ended August 31, 2020 and November 30, 2020. Please file these Forms 10-Q.
4. We note your revised disclosures in response to our prior comment 4, and that Barton
         Hollow, LLC "no longer has a role with [your] Company." We re-issue our comment, as you have not clarified whether Barton Hollow, LLC is your custodian. In this regard, we note that there are conflicting disclosures about the current status of Barton Hollow, LLC's custodianship throughout your filing, including the following:

                Your disclosure in Note 5 to your financial statements suggests Barton Hollow, LLC is no longer your custodian, given you state that the note is in default. If the note is in default for reasons other than the dismissal of the custodianship, please revise to state as much.

                The case information filed as Exhibit 3.6 appears to represent a case docket and does not offer proof of dismissal of custodianship.

         If Barton Hollow, LLC continues to act as your custodian, please revise your registration statement to affirmatively state as much and disclose any material terms governing the court's awarding of custodianship and clarify the control that is afforded to Barton
         Hollow, LLC as a court-appointed custodian, especially with regard to corporate actions that require stockholder approval. To the extent Barton Hollow, LLC is no longer your custodian, please file as an exhibit documentation from the District Court of Clark County showing that Barton Hollow, LLC has been discharged as custodian of your company and revise your disclosure to disclose as much.
 Nelson Grist
FirstName  LastNameNelson     Grist
Perk International, Inc.
Comapany9,NamePerk
February    2021       International, Inc.
February
Page 3 9, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Donnell Suares